Exhibit 12


Contact:    Jerome I. Feldman                   Scott N. Greenberg
            President &                         Executive Vice President &
            Chief Executive Officer             Chief Financial Officer
            (212) 230-9508                      (212) 230-9529


                         GP STRATEGIES REPORTS ON STATUS
                            OF MERGER AGREEMENT WITH
                                 AN AFFILIATE OF
                        VERONIS, SUHLER & ASSOCIATES INC.
                             AND COMPANY MANAGEMENT


FOR IMMEDIATE RELEASE:

      New York,  New York,  November 17, 1999 . . . .GP  Strategies  Corporation
(NYSE:GPX) reported today on the status of its previously-announced merger agreement with VS&A Communications Partners III, L.P., an affiliate of Veronis, Suhler & Associates Inc., in which the holders of outstanding shares of Common Stock and Class B Capital Stock of the Company would receive $13.75 per share (which includes $.01 per share to be paid upon redemption of the associated rights), payable in cash upon consummation of the merger. Certain members of Company management are participating in the transaction with VS&A and have agreed to vote in favor of the merger.

      Based on updated fourth quarter 1999 projections and other information relating to the Company's General Physics subsidiary furnished by the Company to VS&A, VS&A has informed the Company that it believes that the Company has suffered a material adverse change and that the conditions to VS&A's obligation to consummate the merger contemplated by the merger agreement therefore may not be fulfilled. VS&A has also informed the Company that it is investigating the matter, but does not intend to waive the conditions to its obligations. The Company has not agreed that a material adverse change has occurred.

      The updated projections indicate a reduction in fourth quarter revenues and earnings before interest, taxes, depreciation, and amortization of General Physics, due to a continued and significant downturn in General Physics' IT open enrollment business and the expectation that the remainder of General Physics' business will not grow to the originally projected levels.


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      The Company is evaluating its options with respect to the foregoing, which include (1) continuing with the going private transaction even though there would be no assurance that VS&A would have an obligation to close, (2) agreeing to terminate the going private transaction and renegotiating a new transaction with VS&A, or (3) agreeing to terminate the going private transaction and not entering into an alternate transaction. Since certain members of management have an interest in the going private transaction, the special negotiating committee
that  evaluated  and  recommended   the  going  private   transaction  has  been
reactivated to consider and make a recommendation to the Board of Directors with respect to the Company's alternatives.

The   forward-looking   statements   contained  herein  reflect  GP  Strategies'
management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of GP Strategies, including, but not limited to those risks and uncertainties detailed in GP Strategies' periodic reports and registration statements filed with the Securities and Exchange Commission.


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